               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 5)<F1>

                   First Keystone Financial, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           320655103
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 29, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 16 Pages

CUSIP No. 320655103
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            111,700*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            111,700*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 111,700*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.09%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.





                       Page 2 of 16 Pages

CUSIP No. 320655103
________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            111,700*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            111,700*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 111,700*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            9.09%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 16 Pages

          This is Amendment No. 5 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of First Keystone Financial, Inc., a Pennsylvania corporation ("Keystone"). This Amendment No. 5 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of Keystone, as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)."

          Prior to this Amendment No. 5 to the Statement, Mr. and Mrs. Davis filed an Amendment No. 4 to the Statement on May 3, 1996, ("Amendment No. 4"), an Amendment No. 3 to the Statement on August 4, 1995 ("Amendment No. 3"), an Amendment No. 2 to the Statement on June 13, 1995 ("Amendment No. 2") and an Amendment No. 1 to the Statement on May 18, 1995 ("Amendment No. 1"). Information contained in Amendments No. 1, 2, 3 and 4 to the Statement which comprise a part of this Statement are identified below were appropriate.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of Mr. Davis' original Statement as filed with the Securities and Exchange Commission ("SEC") on March 7, 1995, and is restated herein as required pursuant to Rule 13d-2(c).

          "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of First Keystone Financial, Inc., a Pennsylvania corporation ("Keystone") with its principal executive offices located at 22 West State Street, Media, Pennsylvania 19063."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
     Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.



                       Page 4 of 16 Pages

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
     (excluding traffic or similar misdemeanors).

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A. The information set forth in the following paragraph was disclosed in Item 3 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "Mr. Davis paid $43,050.00 for an aggregate of 4,100 shares of Common Stock owned by him. Additionally, Mr. and Mrs. Davis paid an aggregate of $811,725.00 for an aggregate of 74,000 shares of Common Stock owned by them. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis."

          B. The information set forth in the following paragraph was added to the disclosure in this Item 3 pursuant to Amendment No. 1, and is restated herein as required pursuant to Rule 13d-2(c).

          "Mr. Davis and Mrs. Davis paid $247,250.00 for an aggregate of 19,000 shares of Common Stock owned by them, and Mr. Davis paid $101,250.00 for an aggregate of 7,500 shares of Common Stock owned by him. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by them. All such shares were purchased with personal funds of Mr. and Mrs. Davis."









                       Page 5 of 16 Pages

          C. The information set forth in the following paragraph was added to the disclosure in this Item 3 pursuant to Amendment No. 2, and is restated herein as required pursuant to Rule 13d-2(c).

          "Mr. Davis and Mrs. Davis paid $432,900.00 for an aggregate of 31,200 shares of Common Stock owned by them. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by them. All such shares were purchased with personal funds of Mr. and Mrs. Davis."

Item 4.   PURPOSE OF TRANSACTION.

          A. The information set forth below was originally disclosed in Item 4 as amended and restated in its entirety pursuant to Amendment No. 3, and is restated herein pursuant to Rule 13d-2(c).

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Keystone. However, Mr. and Mrs. Davis now believe that their investment in the Common Stock would substantially appreciate in value through Keystone's participation in an acquisition transaction. In a letter dated July 29, 1995 to Keystone's Board of Directors, a copy of which is attached hereto as Exhibit No. 2, Mr. Davis conveys his belief that the currently strong mergers and acquisitions environment in the banking industry provides Keystone's management with a tremendous opportunity to realize a considerable increase in the value of Keystone's Common Stock through its acquisition by a larger financial institution.

          In his letter, Mr. Davis states his view that Keystone's Common Stock would substantially increase in value through its acquisition, and that its Board of Directors owe a fiduciary obligation to Keystone's shareholders to pursue such an opportunity, rather than focusing on traditional operations which cannot provide similar returns. On August 2, 1995, Mr. Davis sent additional news items to Keystone's Board of Directors, copies of which are attached hereto as Exhibit No. 3, which further supports the opinions expressed in his July 29th letter. Mr. Davis plans to engage in further communications and discussions with Keystone's management, Board of Directors and other shareholders regarding the matters discussed in his letter.




                       Page 6 of 16 Pages

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

          B. The information set forth below was added to the disclosure in this Item 4 pursuant to Amendment No. 4, and is restated herein as required pursuant to Rule 13d-2(c).

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Keystone. The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with that purpose.

          In response to Keystone's startling disclosures in its press release of April 30, 1996, Mr. Davis has written to Keystone's Board of Directors to reassert his position that Keystone should immediately consider entering into an acquisition transaction. Such a transaction could likely result in a 59% increase (to approximately $27.07) in the current price of the Common Stock. This opportunity is being seriously jeopardized by Keystone's current management and its seemingly self-serving behavior. These views are conveyed by Mr. Davis in his letter dated May 1, 1996 to Keystone's Board of Directors, a copy of which is attached hereto as Exhibit No. 4.

          In his letter, Mr. Davis criticizes Keystone for its belated disclosure of its disastrous dealings with Bennett Funding Group, Inc. and its affiliates (collectively, "Bennett"). With an amazing $3.9 million in receivables from Bennett, Keystone should have immediately issued a press release upon learning that Bennett had filed for Chapter 11 bankruptcy protection. Mr. Davis notes that the price of the Common Stock has markedly declined in recent weeks without explanation. This is presumably the result of certain shareholders taking advantage of information which all of Keystone's shareholders had a right to know. Keystone's management could have prevented this by timely disclosing its unfavorable performance. Its failure to do so reflects an apparent disregard of its responsibility to its shareholders to ensure that they are able to maximize the value of their investment. Such behavior is consistent with a decision by Keystone's management to act out of self-


                       Page 7 of 16 Pages
     interest and preserve the annuities its members receive under the pretext of being salaries.

          Under the circumstances discussed above, Mr. Davis believes it is incumbent upon Keystone's management to act in accordance with its fiduciary responsibilities to its shareholders and examine possibilities to enter into an acquisition transaction. Mr. Davis believes that such opportunities should be explored with PNC, JeffBanks, Inc., Keystone Financial, and Royal Bancshares of Pennsylvania, to name a few possible suitors. He also points out that the recent decline in the value of the Common Stock creates an opportunity for Keystone's shareholders to receive an even greater percentage benefit through Keystone's acquisition at a price of $27.07 per share. As of May 1, 1996, this attainable amount represents an average of 140% of book value ($17.83) together with a 6.5% deposit premium.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

          C. Item 4 of the Statement is hereby supplemented by the addition of the following:

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Keystone. The disposition of Common Stock occurring since January 31, 1997 and as set forth on Schedule A hereto reflects investment decisions consistent with that purpose.

          On April 29, 1997, Mr. Davis wrote to the members of Keystone's Board of Directors to compliment them on the company's recent strong quarterly results and to suggest ways to further enhance the value of the Common Stock. A copy of Mr. Davis' recent letter to Keystone's Board of Directors is attached hereto as Exhibit No. 5.

          In his letter, Mr. Davis expresses his encouragement with Keystones's ROA (at 83 basis points) and efficiency ratio (at 60%) for the recent quarter, which are the best in the past 10 quarters. However, Mr. Davis also shares his concern that the Common Stock is fully priced in view of its price to book ratio of 119%. Therefore, Mr. Davis recommends the following measures to improve the value of the Common Stock:

                       Page 8 of 16 Pages

          1. Approve either a 2 for 1 or 3 for 2 split in the Common Stock;

          2. Increase the current cash dividend of $.05 per quarter to at least $.13 per quarter, which would still be below a $.16 to $.17 quarterly dividend based on a payout of the industry average of 30-33% of earnings;

          3. Do not implement any more share repurchases at the current price level; and

          4. Reduce NPAs, which have been at or above 2.35% of assets for every quarter since March, 1996 - a very long period.

          The current price level of the Common Stock of $22.00 per share is too cheap. Mr. Davis believes that implementation of the measures discussed above will raise the price of the Common Stock to a justified minimum price of $24.00 per share.

               Mr. Davis plans to engage in further
     communications and discussions with Keystone's management, Board of Directors and possibly other shareholders regarding the matters discussed in his several letters.

               Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (e) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 111,700 shares, representing 9.09% percent of the outstanding shares of Common Stock based on 1,227,875 shares of Common Stock disclosed by Keystone as outstanding on April 30, 1997. All such shares are held in the name of Mr. and Mrs. Davis.





                       Page 9 of 16 Pages

          (b) Subject to the matters referred to in paragraph (a) hereof, Mr. and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 111,700 shares of Common Stock jointly owned by them.

          (c) A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Keystone."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
1 was disclosed in Item 7 of the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "1.  Joint Filing Agreement between Jerome H. Davis and
     Susan B. Davis."

















                       Page 10 of 16 Pages

          B.   The information set forth below regarding Exhibits
No. 2 and 3 to the Statement was disclosed in Amendment No. 3, and is restated herein as required pursuant to Rule 13d-2(c).

          "2. Letter dated July 29, 1995 from Jerome H. Davis to the Board of Directors of First Keystone Financial, Inc."

           3.  News articles sent by Jerome H. Davis to First
     Keystone Financial, Inc.'s Board of Directors on August 2,
     1995."

          C.   The information set forth below regarding Exhibit
No. 4 to the Statement was disclosed in Amendment No. 4, and is restated herein as required pursuant to Rule 13d-2(c).

          "4. Letter dated May 1, 1996 from Jerome H. Davis to the Board of Directors of First Keystone Financial, Inc."

          D. The information in Item 7 is hereby supplemented by the addition of the following:

          "5. Letter dated April 29, 1997 from Jerome H. Davis to the Board of Directors of First Keystone Financial, Inc."





























                       Page 11 of 16 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                     5/2/97        Jerome H. Davis
                      Date           (Signature)

                     5/2/97        Susan B. Davis
                      Date           (Signature)








































                       Page 12 of 16 Pages

                           Schedule A
          Information with Respect to Transactions in the
           Common Stock of First Keystone Financial, Inc.
                Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

1.  2/13/95      4,100         $10.50           OTC      *<F4>

Jerome H. Davis
and Susan B. Davis:

2.  2/13/95      5,000          10.50           OTC      *<F4>

3.  2/14/95      2,500          10.75           OTC      *<F4>

4.  2/14/95      5,000          10.75           OTC      *<F4>

5.  2/22/95      1,600          10.875          OTC      *<F4>

6.  2/22/95      3,400          10.8125         OTC      *<F4>

7.  2/22/95     15,500          10.875          OTC      *<F4>

8.  2/28/95     15,000          11.125          OTC      *<F4>

9.  3/1/95       8,000          11.25           OTC      *<F4>

10. 3/1/95      10,000          11.00           OTC      *<F4>

11. 3/2/95       8,000          11.125          OTC      *<F4>

12. 4/10/95      7,000          12.50           OTC      *<F4>

13. 4/13/95      5,000          12.875          OTC      *<F4>

14. 5/3/95       7,000          13.625          OTC      *<F4>
__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mrs. and/or Mr. Davis.

                       Page 13 of 16 Pages

           Additional Transactions on Schedule A
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. Davis:

15.  5/10/95     7,500         $13.50           OTC      *<F4>

Jerome H. Davis
and Susan B. Davis:

16.  6/8/95     10,000          13.875          OTC      *<F4>

17.  6/9/95     21,200          13.875          OTC      *<F4>

18.  5/2/96     (2,500)         17.50           OTC      *<F4>

Jerome H. Davis:

19.  5/2/96     (4,100)         17.50           OTC      *<F4>

Jerome H. Davis
and Susan B. Davis:

20.  1/31/97    (5,000)         19.50           OTC      *<F4>

21.  1/31/97    (1,600)         19.50           OTC      *<F4>

22.  2/20/97    (3,400)         21.00           OTC      *<F4>

Jerome H. Davis:

23.  3/3/97     (6,000)         22.25           OTC      *<F4>

24.  3/12/97    (1,500)         21.75           OTC      *<F4>
_________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mrs. and/or Mr. Davis.
</FN

          The transactions listed in Nos. 20 through 24 of Schedule A have not been previously reported.

                       Page 14 of 16 Pages